Exhibit (d)(2)(L)(i)

December 4, 2025

Mr. Ryan McParland

Voya Investment Management Co. LLC

200 Park Avenue

New York, NY 10166

Dear Mr. McParland:

This letter is to inform you that on November 13, 2025, the Board of Trustees (the “Board”) of Voya Investors Trust (“VIT”) approved the liquidation of Voya Global Perspectives® Portfolio (the “Portfolio”), a series of VIT, and the subsequent termination of the Sub-Advisory Agreement, effective November 18, 2014, between Voya Investments, LLC (“VIL”) and Voya Investment Management Co. LLC (“Voya IM”) (the “Agreement”), solely with respect to the Portfolio.

Pursuant to Section 16 of the Agreement, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice to VIL and Voya IM. Therefore, the Agreement will terminate in accordance with Section 16, effective at the close of business on May 15, 2026. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic_______

Todd Modic

Senior Vice President

Voya Investors Trust

M:\Funds\Legal Admin\Registration Statements\1- Annual Updates\VIT\2026\485a\Filing Documents\Exhibits\(d)(2)(L)(i) Term Letter (Global Perspectives Port) 25-1113F.docx